Exhibit 99.1

Lufax Announces Annual General Meeting on May 30, 2024 and Filing of Its Annual Report on Form 20-F

SHANGHAI, April 23, 2024/PRNewswire/ – Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU and HKEX: 6623), a leading financial services enabler for small business owners in China, today announced that it will hold an annual general meeting of the Company’s shareholders (the “AGM”) at 10:00 a.m. Hong Kong time on May 30, 2024 at Room 3601, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, the People’s Republic of China, for the purposes of considering and, if thought fit, passing each of the proposed resolutions set forth in the AGM notice. The AGM notice, the AGM circular, and the form of proxy for the AGM are available on the Company’s website at https://ir.lufaxholding.com.

Holders of record of the Company’s ordinary shares on the Company’s register of members as of the close of business on April 9, 2024 (Hong Kong time) are entitled to attend the AGM in person. Holders of the Company’s American depositary shares (the “ADSs”) as of the close of business on April 9, 2024 (New York time), who wish to exercise their voting rights for the underlying ordinary shares, can submit their voting instructions to Citibank, N.A.

The Company also announced today that it filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 with the U.S. Securities and Exchange Commission on April 23, 2024. The Annual Report can be accessed on the Company’s investor relations website at https://ir.lufaxholding.com. The Company will also provide a hard copy of its Annual Report containing the audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request.

The Company has also published its Hong Kong annual report today for the year ended December 31, 2023 pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, which can be accessed on the Company’s investor relations website at https://ir.lufaxholding.com as well as the website of The Stock Exchange of Hong Kong Limited at https://www.hkexnews.hk.

About Lufax

Lufax is a leading financial services enabler for small business owners in China. The Company offers financing products designed principally to address the needs of small business owners. In doing so, the Company has established relationships with 85 financial institutions in China as funding partners, many of which have worked with the Company for over three years.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc

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